UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

E-Z-EM, INC.
(Name of Issuer)

Common stock, $.10 par value per share
(Title of Class of Securities)

269305405
(CUSIP Number)

Linda B. Stern
23 I.U. Willets Road
Old Westbury, New York 11568
(516) 997-0468

Copies to:

Robert B. Pincus, Esq.
Steven J. Daniels, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square, P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 1, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

NOTE:                Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Estate of Howard S. Stern (EIN: 26-6028365)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York State
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Linda B. Stern
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14		TYPE OF REPORTING PERSON IN

This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends the Schedule 13D (the "Initial Statement") filed by Linda B. Stern ("Linda Stern" or "Mrs. Stern") and the Estate of Howard S. Stern (the "H. Stern Estate" and, with Linda Stern, the "Reporting Persons") on January 23, 2006, as amended by Amendment No. 1 thereto filed on May 23, 2006 ("Amendment No. 1"), Amendment No. 2 thereto filed on October 3, 2007 ("Amendment No. 2"), and Amendment No. 3 thereto filed on November 2, 2007 ("Amendment No. 3" and, collectively with the Initial Statement, Amendment No. 1, Amendment No. 2, and this Amendment No. 4, the "Statement") relating to the beneficial ownership of shares of common stock, par value $0.10 per share (the "E-Z-EM Common Stock"), of E-Z-EM, Inc., a Delaware corporation (“E-Z-EM”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Statement and, unless amended hereby, all information previously filed remains in effect.  As set forth below, the Reporting Persons no longer beneficially own, or have shared power to vote or direct the vote of, any shares of E-Z-EM Common Stock and accordingly this Amendment No. 4 constitutes the final amendment to the Initial Statement and an exit filing for the Reporting Persons.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On April 1, 2008, E-Z-EM consummated the transactions contemplated by the Agreement and Plan of Merger, dated October 30, 2007 ("Merger Agreement"), by and among E-Z-EM, Bracco Diagnostics, Inc. ("Bracco"), Eagle Acquisition Sub, Inc., a wholly owned subsidiary of Bracco (“Merger Sub”), and, for limited purposes, Bracco Imaging S.p.A., an Italian corporation (“Bracco Imaging”).  Pursuant to the terms of the Merger Agreement, as a result of the merger contemplated thereby, all of the shares of E-Z-EM Common Stock, including the shares previously owned by the Reporting Persons, were converted into the right to receive a cash payment of $21.00 per share.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As a result of the consummation of the transactions contemplated by the Merger Agreement, neither of the Reporting Persons beneficially owns any shares of E-Z-EM Common Stock.

(b) As a result of the consummation of the transactions contemplated by the Merger Agreement, neither of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition of any shares of E-Z-EM Common Stock.

(c) Except as set forth in the Statement, including Item 4 of this Amendment No. 4, neither of the Reporting Persons has effected any transactions in the E-Z-EM Common Stock during the past 60 days.

(d) Not applicable.

(e) As a result of the consummation of the transactions contemplated by the Merger Agreement, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of E-Z-EM Common Stock on April 1, 2008.

Item 7.  Material to be Filed as Exhibits.

There are no exhibits to this Amendment No. 4.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2008

THE ESTATE OF HOWARD S. STERN

/s/ Linda B. Stern
Linda B. Stern
Executor

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2008

/s/ Linda B. Stern
Linda B. Stern